UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND FOR THE SIX AND THREE-MONTH PERIOD

ENDED JUNE 30, 2025

PRESENTED IN COMPARATIVE FORM

(Stated in millions of constant pesos – Note 3)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Condensed Interim Consolidated Financial Statements.

Terms	Definitions
BCRA	Central Bank of Argentina
BNA	Banco de la Nación Argentina
CABA	City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPD	Distribution Own Cost
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
GWh	Gigawatt hour
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IGJ	Inspección General de Justicia (the Argentine governmental regulatory agency of corporations)
IMF	International Monetary Fund
INDEC	National Institute of Statistics and Census
KWh	Kilowatt hour
MAT	Term Market
MEM	Wholesale Electricity Market
MLC	Free Foreign Exchange Market
MWh	Megawatt hour
PBA	Province of Buenos Aires
PEN	Federal Executive Power
RECPAM	Gain (Loss) on exposure to the changes in the purchasing power of the currency
RT	Electricity Rate Review
SACME	S.A. Centro de Movimiento de Energía
SE	Energy Secretariat
VAD	Distribution Added Value

3

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Av. Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated

Date of registration with the Public Registry of Commerce:

•	of the Articles of Incorporation: August 3, 1992
•	of the last amendment to the Bylaws: July 24, 2024

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Empresa de Energía del Cono Sur S.A.

Legal address: 1252 Maipú St., 12th Floor - CABA

Main business of the parent company: Investment company and provider of services related to the distribution of electricity, renewable energies and development of sustainable technology

Interest held by the parent company in capital stock and votes: 51%

CAPITAL STRUCTURE

AS OF JUNE 30, 2025

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 21)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,566,330
Class C (2)	1,596,659
906,455,100

(1)	Includes 30,772,779 treasury shares as of June 30, 2025.
(2)	Relates to the Employee Stock Ownership Program Class C shares (Note 21).

4

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Comprehensive Income

for the six and three-month period ended June 30, 2025

presented in comparative form

(Stated in millions of constant pesos – Note 3)

		Six months at		Three months at
	Note	06.30.25	06.30.24 Restated (1)	06.30.25	06.30.24 Restated (1)

Revenue	8	1,299,917	1,065,380	622,989	608,876
Energy purchases	8	(776,650)	(571,418)	(373,609)	(306,236)
Distribution margin		523,267	493,962	249,380	302,640
Transmission and distribution expenses	9	(270,712)	(259,722)	(136,119)	(137,936)
Gross profit		252,555	234,240	113,261	164,704

Selling expenses	9	(104,440)	(122,108)	(49,910)	(54,043)
Administrative expenses	9	(114,778)	(89,734)	(55,833)	(47,407)
Other operating income	10	24,545	18,918	15,648	9,937
Other operating expense	10	(23,647)	(16,227)	(13,404)	(11,396)
Loss from investment in subsidiary and interest in joint ventures		(54)	(59)	(54)	(59)
Operating result		34,181	25,030	9,708	61,736

Agreement on the Regularization of Obligations	2.b	168,220	-	168,220	-

Financial income	11	171	741	79	551
Financial costs	11	(138,345)	(271,722)	(75,465)	(83,954)
Other financial results	11	(44,677)	(267,592)	(35,015)	(101,333)
Net financial costs		(182,851)	(538,573)	(110,401)	(184,736)

Monetary gain (RECPAM)		144,440	544,015	58,354	177,871

Income before taxes		163,990	30,472	125,881	54,871

Income tax	28	(32,986)	157,643	(32,947)	12,875
Income for the period		131,004	188,115	92,934	67,746

Comprehensive income for the period attributable to:
Owners of the parent		131,004	188,115	92,934	67,746
Comprehensive income for the period		131,004	188,115	92,934	67,746

Basic and diluted income per share:
Income per share (argentine pesos per share)	12	149.72	214.99	106.21	77.42

(1)	See Note 1: Retroactive restatement of the previously issued financial statements – Deferred tax liability generated by the Property, plant and equipment account.

The accompanying notes are an integral part of the Condensed Interim Consolidated Financial Statements.

5

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Financial Position

as of June 30, 2025 presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	06.30.25	12.31.24
ASSETS
Non-current assets
Property, plant and equipment	13	3,533,410	3,455,917
Interest in joint ventures		95	140
Right-of-use asset	14	10,564	12,029
Other receivables	16	12,591	141
Financial assets at fair value through profit or loss	19	17,414	-
Total non-current assets		3,574,074	3,468,227

Current assets
Inventories	15	190,259	172,383
Other receivables	16	45,279	65,211
Trade receivables	17	467,259	417,074
Financial assets at amortized cost	18	854	11,739
Financial assets at fair value through profit or loss	19	327,386	418,206
Cash and cash equivalents	20	59,237	27,530
Total current assets		1,090,274	1,112,143
TOTAL ASSETS		4,664,348	4,580,370

6

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Financial Position

as of June 30, 2025 presented in comparative form (continued)

(Stated in millions of constant pesos – Note 3)

	Note	06.30.25	12.31.24
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	21	875	875
Adjustment to share capital	21	854,655	854,655
Treasury stock	21	31	31
Adjustment to treasury stock	21	18,277	18,277
Additional paid-in capital	21	11,888	11,888
Cost treasury stock		(70,036)	(70,036)
Legal reserve		74,865	59,204
Voluntary reserve		850,110	573,327
Other comprehensive loss		(6,078)	(6,078)
Accumulated profits		131,004	292,444
TOTAL EQUITY		1,865,591	1,734,587

LIABILITIES
Non-current liabilities
Trade payables	23	3,758	3,245
Other payables	24	365,495	216,002
Borrowings	25	419,069	408,530
Deferred revenue	26	123,879	124,455
Salaries and social security payable	27	9,170	7,166
Benefit plans		17,203	15,709
Deferred tax liability	28	739,508	791,624
Provisions	30	23,162	24,748
Total non-current liabilities		1,701,244	1,591,479

Current liabilities
Trade payables	23	656,023	873,322
Other payables	24	129,824	129,653
Borrowings	25	126,690	129,519
Deferred revenue	26	641	119
Salaries and social security payable	27	46,540	71,256
Benefit plans		1,441	1,659
Income tax payable	28	69,391	-
Tax liabilities	29	48,662	39,461
Provisions	30	18,301	9,315
Total current liabilities		1,097,513	1,254,304
TOTAL LIABILITIES		2,798,757	2,845,783

TOTAL LIABILITIES AND EQUITY		4,664,348	4,580,370

The accompanying notes are an integral part of the Condensed Interim Consolidated Financial Statements.

7

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Changes in Equity

for the six-month period ended June 30, 2025

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Share capital	Adjustment to share capital	Treasury stock	Adjustment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Voluntary reserve	Other reserve	Other comprehen- sive results	Accumula- ted (losses) profits	Total equity
Balance at December 31, 2023 restated	875	854,608	31	18,324	11,818	(70,036)	59,204	573,327	-	(8,694)	(20,767)	1,418,690

Other Reserve Constitution - Share-based compensation plan	-	-	-	-	-	-	-	-	70	-	-	70
Payment of Other Reserve Constitution - Share-based compensation plan	-	47	-	(47)	70	-	-	-	(70)	-	-	-
Income for the six-month period restated	-	-	-	-	-	-	-	-	-	-	188,115	188,115
Balance at June 30, 2024	875	854,655	31	18,277	11,888	(70,036)	59,204	573,327	-	(8,694)	167,348	1,606,875

Other comprehensive results	-	-	-	-	-	-	-	-	-	2,616	-	2,616
Income for the six-month complementary period restated	-	-	-	-	-	-	-	-	-	-	125,096	125,096
Balance at December 31, 2024	875	854,655	31	18,277	11,888	(70,036)	59,204	573,327	-	(6,078)	292,444	1,734,587

Ordinary Shareholders’ Meeting held on April 28, 2025: Appropiation of reserves (Note 32)	-	-	-	-	-	-	15,661	276,783	-	-	(292,444)	-
Income for the six-month period	-	-	-	-	-	-	-	-	-	-	131,004	131,004
Balance at June 30, 2025	875	854,655	31	18,277	11,888	(70,036)	74,865	850,110	-	(6,078)	131,004	1,865,591

The accompanying notes are an integral part of the Condensed Interim Consolidated Financial Statements.

8

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Cash Flows

for the six-month period ended June 30, 2025

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	06.30.25	06.30.24 Restated (1)
Cash flows from operating activities
Income for the period		131,004	188,115

Adjustments to reconcile net (loss) income to net cash flows from operating activities:
Depreciation of property, plant and equipment	13	83,259	84,821
Depreciation of right-of-use assets	14	3,725	5,380
Loss on disposals of property, plant and equipment	13	2,786	2,064
Net accrued interest	11	135,880	268,167
Income from customer surcharges	10	(12,222)	(13,460)
Exchange difference	11	23,449	7,252
Income tax	28	32,986	(157,643)
Allowance for the impairment of trade and other receivables	9	9,936	5,479
Adjustment to present value of receivables	11	2,230	3,480
Provision for contingencies	30	14,474	13,338
Changes in fair value of financial assets and financial liabilities	11	(9,560)	235,738
Accrual of benefit plans	9	3,523	11,312
Loss on integration in kind of Corporate Notes	11	-	1,612
Income from non-reimbursable customer contributions	10	(881)	(185)
Other financial costs	11	28,558	19,510
Result from investment in subsidiary and interest in joint ventures		54	59
Agreement on the Regularization of Obligations	2.b	(168,220)	-
Monetary gain (RECPAM)		(144,440)	(544,015)
Changes in operating assets and liabilities:
Increase in trade receivables		(100,809)	(298,076)
Decrease (Increase) in other receivables		20,933	(4,205)
Increase in inventories		(16,825)	(35,760)
Increase in deferred revenue		8,466	995
(Decrease) Increase in trade payables		(244,712)	256,260
(Decrease) Increase in salaries and social security payable		(12,425)	6,758
Increase (Decrease) in benefit plans		29	(1,550)
(Decrease) Increase in tax liabilities		(7,584)	7,183
Increase in other payables		326,507	40,168
Decrease in provisions	30	(2,205)	(2,024)
Net cash flows generated by operating activities		107,916	100,773

9

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Cash Flows

for the six-month period ended June 30, 2025

presented in comparative form (continued)

(Stated in millions of constant pesos – Note 3)

	Note	06.30.25	06.30.24 Restated (1)
Cash flows from investing activities
Payment of property, plant and equipment		(142,204)	(176,144)
Sale (Purchase) net of Mutual funds and negotiable instruments		103,858	(89,552)
Net cash flows used in investing activities		(38,346)	(265,696)

Cash flows from financing activities
Proceeds from borrowings		44,524	129,958
Payment of borrowings		(42,618)	-
Payment of lease liability		(6,102)	(6,900)
Payment of interests from borrowings		(29,556)	(14,008)
Payment of Corporate Notes issuance expenses		(287)	(3,927)
Net cash flows generated by financing activities		(34,039)	105,123

Increase (Decrease) in cash and cash equivalents		35,531	(59,800)

Cash and cash equivalents at the beginning of the year	20	(36,314)	22,879
Exchange difference in cash and cash equivalents		1,143	2,132
Result from exposure to inflation		(185)	(43)
Increase (Decrease) in cash and cash equivalents		35,531	(59,800)
Cash and cash equivalents at the end of the period	20	175	(34,832)

Supplemental cash flows information
Non-cash activities
Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(21,334)	(13,489)

Adquisition of advances to suppliers, right-of-use assets through increased other payables		(2,260)	(4,563)

Adquisition of minority interest through increased other payables		(28,999)	-

(1)	See Note 1: Retroactive restatement of the previously issued financial statements – Deferred tax liability generated by the Property, plant and equipment account

The accompanying notes are an integral part of the Condensed Interim Consolidated Financial Statements

10

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

Note	1 | General information

Empresa Distribuidora y Comercializadora Norte S.A. (hereinafter “edenor” or “the Company”) is a corporation (sociedad anónima) organized under the laws of the Argentine Republic, with legal address at 6363 Av. Del Libertador Ave - City of Buenos Aires, Argentina, whose shares are listed on Bolsas y Mercados Argentinos S.A. (ByMA) (Argentine Stock Exchange and Securities Market), traded on Mercado Abierto Electrónico S.A. (MAE) (electronic securities and foreign currency trading market), and the New York Stock Exchange (NYSE).

The corporate purpose of edenor is to engage in the distribution and sale of electricity within its concession area. Furthermore, it may provide and sale telecommunication services, as well as assign the use of its facilities for that purpose, subscribe or acquire shares of other distribution companies and invest in companies related to the generation, distribution and sale of energy, whether conventional or renewable, as well as in digitization, artificial intelligence and critical minerals-related projects. In addition, the Company may provide advisory, training, maintenance, consulting, and management services, act as trust agent and serve as trustee in credit transactions related to the generation, distribution and sale of electricity. These transactions may be conducted directly by edenor or through subsidiaries or related companies, both domestically and internationally.

The Company’s economic and financial situation

After the first six months of 2025, despite the fact that this period ended with negative working capital, the trend towards improvement in the Company’s economic performance that had begun in 2024 continued, driven mainly by the recent electricity rate increases, including the approval of the 2025-2030 Electricity Rate Review (Note 2.a).

During this six-month period, the periodic monthly adjustments of the CPD have continued, with increases of 3.5%, on average.

On March 10, 2025, by means of Executive Order No. 179/2025 of the PEN, a new financing program with the International Monetary Fund was approved, earmarked for the following: (i) repaying debt with the BCRA; (ii) settling maturities and paying public credit obligations of the 2022 program; (iii) strengthening international reserves; (iv) maintaining a zero fiscal deficit; (v) ensuring that the funds from the new program are used to pay debts rather than for fiscal expenditures; (vi) reducing inflation and stabilizing the economy; (vii) lifting foreign currency restrictions and making progress with the foreign currency market flexibilization; and (viii) regaining international market access, improving the country’s credit rating and facilitating its return to the global financial system. The Executive Order was approved by the Chamber of Representatives on March 20, 2025.

In this regard, on April 11, 2025, the IMF approved a 48-month USD 20 billion arrangement with quarterly reviews of targets and a repayment term of 10 years. Of the total amount approved, USD 15 billion relates to unrestricted disbursements in 2025.

Consequently, the BCRA provided for the ending of the so-called “cepo” foreign exchange controls and the implementation of a floating exchange rate system within bands as from April 14, 2025:

•	The cepo currency controls that restricted the purchase of dollars in the MLC to USD 200 per month since October 2019, are lifted.
•	A floating exchange rate band system, with the band ranging between ARS/USD 1,000 and ARS/USD 1,400, is adopted. The exchange rate will float freely based on supply and demand within the bands and the bands’ limits will be gradually widened -1% and +1% per month, respectively.

11

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

•	The BCRA will buy or sell dollars when the exchange rate at the MLC operates outside the bands. This, which is largely possible thanks to the IMF’s contribution of liquid funds mentioned in the preceding paragraph, would facilitate a transition without disruptions in the ongoing disinflation process.
•	All restrictions on access to the MLC related to government assistance received during the pandemic, subsidies, the public-sector employment and others are eliminated.
•	Imports of (a) goods and services may be paid through the MLC from the date of customs entry registration and from the date the service is rendered, respectively (previously, there was a 30-day waiting period); (b) capital goods may be paid through the MLC as follows: an advance payment of 30%, 50% from the date of shipment at the port of origin, and 20% from the date of customs entry registration; (c) services between related companies may be paid through the MLC after 90 days from the date the service is rendered (previously the timeframe was 180 days).
•	Access to the MLC is authorized for the purpose of paying dividends to non-resident shareholders in respect of realized earnings recognized in financial statements for fiscal years beginning on or after January 1, 2025.

In this framework, the BCRA provides for a monetary system aimed at a tighter monitoring of the money supply, based on the non-financing of the fiscal policy by the BCRA, and of zero monetary issuance for the remuneration of the BCRA’s remunerated liabilities. It is expected that the aforementioned measures, as a whole, will boost activity and investment, the recovery of domestic savings and credit to the private sector, increasing monetary predictability, exchange rate flexibility and unrestricted reserves that support the new economic program.

Furthermore, on May 21, 2025, the Company, the Federal Government and CAMMESA entered into a Memorandum of Agreement on the Regularization of Payment Obligations, whereby a Payment plan for the debts arising from energy purchases in the MEM was agreed upon, in respect of past due periods from November 2023 until March 2024. In addition, with regard to the Payment plan signed in July 2023 with CAMMESA, it was agreed that the measuring unit in which the installments were denominated would be changed from kWh to Argentine pesos (Note 2.b).

Finally, on July 4, 2025, by means of Executive Order No. 450/2025, the PEN approved the reforms of Laws Nos. 15,336 and 24,065, which mainly provide for the deregulation of the electricity sector, including, among other measures, the complete openness to international electricity trade and the reinstatement of the possibility of purchase-and-sale agreements being entered into among private parties (Note 2.a).

The Company’s Management permanently monitors the development of the variables that affect the Company’s business, in order to define its course of action and identify the potential impacts on its financial and cash position. Within the described context, despite the fact that in the last few fiscal years the Company recorded negative working capital, as a consequence of the insufficient adjustments of the electricity rate over the last few years, the Company continues making the investments necessary, both for the efficient operation of the network and for maintaining and even improving the quality of the service.

Retroactive restatement of the previously issued financial statements – Deferred tax liability generated by the Property, plant and equipment account

As a result of that which was mentioned in the Consolidated Financial Statements as of December 31, 2024, the Company retroactively restated the impacted balances in its previously issued financial statements, correcting the error detected in the deferred tax calculation relating to the Property, plant and equipment account that generated an overstatement of the deferred tax liability, with the impacts on the condensed interim Consolidated financial statements as of June 30, 2024 being as follow:

12

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

Statement of Comprehensive Income (abstract)

	06.30.24 As previously reported	RECPAM (Inflationary effect)	06.30.24	Error correction	06.30.24 Restated

Income before taxes	21,856	8,616	30,472	-	30,472

Income tax	85,724	33,792	119,516	38,127	157,643
Income of the period	107,580	42,408	149,988	38,127	188,115

Basic and diluted income per share:
Basic and diluted income per share:	122.95	48.46	171.41	43.58	214.99

Profit and loss items of the “Adjustment” column are also included in both the Statement of Changes in Equity and the Statement of Cash Flows at the end of the period.

Note	2 | Regulatory framework

At the date of issuance of these condensed interim consolidated financial statements, there exist the following changes with respect to the situation reported by the Company in the Consolidated Financial Statements as of December 31, 2024:

a)	Electricity rate situation

On March 7, 2025, by means of Resolution No. 160/2025, the ENRE approved the values of the Company’s electricity rate schedule, effective from the billing relating to the reading of meters subsequent to 12:00 AM on March 1, 2025, for Levels 1, 2 and 3, as well as for neighborhood and town clubs (CdByP) and public welfare entities, feed-in tariffs for User-Generators, and electricity rate values applicable to the self-managed metering system, in line with the new seasonal reference prices applicable in the March 1-April 30, 2025 period, approved by SE Resolution No. 110/2025.

In this regard, and in accordance with the service quality regulations for the 2025-2030 five-year period, the aforementioned ENRE Resolution approves the average VAD values for the assessment of the service, technical product and commercial service-related penalties set in KWh, replacing the calculation methodology of the previous 2017 RT, as from March 1, 2025, as provided for in ENRE Resolutions Nos. 3 and 8/2025.

Additionally, on April 1, 2025, by means of Resolution No. 224/2025, the ENRE approved the values of the Company’s electricity rate schedule, effective from the billing relating to the reading of meters subsequent to 12:00 AM on April 1, 2025, with an average increase in the CPD of 3.5%.

Furthermore, the scheduled date for the issuance of the resolutions that approve the Company’s electricity rate schedules in the framework of the Five-year Electricity Rate Review (RT), which had been set for March 31, 2025, was postponed to April 30, 2025.

Additionally, on April 3, 2025, by means of Resolution No. 237/2025, the ENRE revoked Section 2 of ENRE Resolution No. 4/2025 dated January 7, 2025, and approved a rate of return on assets in real terms and after taxes of 6.50%, equivalent to a rate in real terms before taxes of 9.99% (increase of 4.5%).

On April 29, 2025, ENRE Resolution No. 304/2025 approves the electricity rate and regulatory framework for the 2025-2030 period relating to the Five-year Electricity Rate Review (RT).

13

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

The aforementioned resolution provides for:

-	The approval of the Company’s electricity rate schedule effective from the billing relating to the reading of meters subsequent to 12:00 AM on May 1, 2025, with a 3% increase in the CPD, plus a monthly increase of 0.42% in real terms starting on June 1, 2025, and continuing in the months thereafter through November 1, 2027. The adjustment will take into consideration the price effect determined by the indexation formula, with a monthly frequency, and the annual adjustment that may arise due to deviations from compliance with the investment plan.
-	The approval of the adjustment mechanism to be applied on a monthly basis to the CPD, resulting from the indexation formula based on price indexes (IPC -consumer price index- and IPIM -wholesale price index-).
-	The approval of the Efficiency Incentive Factor (E Factor).
-	The updating of the Company’s Concession Agreement, by approving new texts of the Electricity Rate System, Electricity Rate Setting Procedure, and Quality Regulations and Penalties Sub-annexes, and the Supply Regulations, with the aim of adjusting the regulatory framework, effective from May 1, 2025.

Furthermore, on May 30, 2025, by means of Executive Order No. 370/2025 of the PEN, the state of emergency in the National Energy Sector -originally declared by Executive Order No. 55 of December 16, 2023 and extended by Executive Order No. 1023 of November 19, 2024- is further extended, with respect to both the segments of electricity generation, transmission and distribution under federal jurisdiction and those of natural gas transmission and distribution, as well as the actions deriving therefrom, until July 9, 2026. The intervention of the ENRE is also extended until that date.

Additionally, on June 3, 2025, by means of Resolution No. 401/2025, a new electricity rate schedule, applicable as from June 1, 2025, was approved, which includes an additional 3.24% increase over the values set by ENRE Resolution No. 304/2025. This adjustment applies to residential, general and large-demand users, and forms part of the progressive adjustment mechanism defined by the ENRE.

Moreover, on June 30, 2025, by means of Resolution No. 469/2025, the ENRE approved the values of the Company’s electricity rate schedule, effective from the billing relating to the reading of meters subsequent to 12:00 AM on July 1, 2025, with a 0.75% increase, for Level 1, 2 and 3 residential users, and the other rate categories -including rates applicable to users in cold areas-, as well as for neighborhood and town clubs (CdByP) and public welfare entities, feed-in tariffs for user-generators, and electricity rate values applicable to the self-managed metering system.

Furthermore, on July 4, 2025, by means of Executive Order No. 450/2025 of the PEN, the reforms -mainly of a deregulatory nature- of Laws Nos. 15,336 (Electricity System) and 24,065 (Electricity Regulatory Framework) were approved, which provide for a two-year transition framework toward: (i) the complete openness to international electricity trade, limiting the Federal Government’s intervention solely to technical or safety-related issues concerning supply; (ii) the reinstatement of the possibility of purchase-and-sale agreements being entered into among private parties, where at least 75% of energy demand is to be contracted through the Term Market (MAT); (iii) the restructuring of federal energy financing and advisory bodies; (iv) the prohibition against Distributors including in the bill (and thereby collecting) local taxes and charges unrelated to the goods and services effectively billed; (v) the recognition of energy storage agents as MEM agents; and (vi) the implementation of alternatives for the development of the electricity transmission infrastructure, with the aim of promoting private investment.

Additionally, on July 4, 2025, by means of Executive Order No. 452/2025 of the PEN, the National Gas and Electricity Regulatory Authority (ENRGE) is set up, pursuant to Section 161 of Bases Law No. 27,742, which is to become operational within 180 calendar days following July 7, 2025, with its Board of Directors having been properly constituted.

14

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

Finally, on July 31, 2025, by means of Resolution No. 568/2025, the ENRE approved the values of the Company’s electricity rate schedule, effective from the billing relating to the reading of meters subsequent to 12:00 AM on August 1, 2025, with a 2.1% increase, for Levels 1, 2 and 3, as well as for neighborhood and town clubs (CdByP) and public welfare entities, feed-in tariffs for User-Generators, and electricity rate values applicable to the self-managed metering system.

b)	Agreements on the Regularization of Payment Obligations with CAMMESA – Debt for the purchase of energy in the MEM

On March 13, 2025, by means of Executive Order No. 186/2025, the PEN approved the 2025 General Budget, which, in its Section 7, provides for a Special System for the Regularization of Payment Obligations with CAMMESA and/or with the MEM for the debts accumulated by electricity distribution companies as of November 30, 2024. Furthermore, on April 21, 2025, by means of Directive No. 1/2025, the Energy Under-secretariat approved the terms of the System for the Regularization of Payment Obligations.

In this regard, on May 21, 2025, the Company, the Federal Government and CAMMESA entered into a Memorandum of Agreement on the Regularization of Payment Obligations –Special system for debts, whereby the Company recognizes that it owes CAMMESA the sum of $ 129,970 for past due periods from November 2023 until March 2024. The Company agrees to pay the aforementioned debt under a new Payment plan consisting of 72 monthly installments, with a 12-month grace period and at the interest rate in effect in the MEM, reduced by 50%, which will be reviewed semiannually should there exist a variation of 500 basis points (equivalent to 5%). The amount to be paid as of April 25, 2026, adjusted in accordance with the procedure set forth in SE Resolution No. 56/2023, amounts to $ 240,755.

With regard to the Payment plan signed on December 29, 2022, in the framework of Section 87 of Law No. 27,591 and SE Resolution No. 642/2022, the duly agreed-upon terms remain in effect.

As for the Payment plan signed on July 28, 2023, in the framework of Section 89 of Law No. 27,701, it provides for the conversion into Argentine pesos of the installments denominated in MWh, at the price applicable to the payment of the October 2024 installment, which results in a total debt of $ 158,037. The new Payment plan in Argentine pesos maintains the other duly agreed-upon terms, without a grace period, with 74 monthly installments still pending maturity.

Pursuant to the Third Clause of the agreement, in the event of delinquency in payment of the current billing or the installments under the agreements, CAMMESA -after a 30-day period following the demand for payment notice- will automatically terminate the signed agreements, resulting in the loss of recognized benefits.

The combined effect of the signed agreements amounts to $ 168,220, which has been disclosed in the Agreement on the Regularization of Payment Obligations line item of the Statement of Comprehensive Income.

c)	Framework Agreement

In accordance with the Agreement entered by edenor, the Federal Government and the Province of Buenos Aires, and in connection with electricity consumption generated in 2025, the ENRE has been informed for validation purposes of the credits against the Federal Government and the Province of Buenos Aires for $ 6,459 and $ 3,788, respectively.

At the date of issuance of these condensed interim consolidated financial statements, the amounts to be contributed by the Federal Government and the Province of Buenos Aires, whose crediting and/or offsetting against debts with CAMMESA for electricity consumption of 2024 is still pending, total $ 7,708 and $ 5,450 respectively. Furthermore, the amount to be contributed by the Federal Government, whose crediting and/or offsetting against debts with CAMMESA for electricity consumption of 2023 is still pending, totals $ 352.

15

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

Note	3 | Basis of preparation

These condensed interim consolidated financial statements for the six-month period ended June 30, 2025 have been prepared in accordance with the provisions of IAS 34 “Interim Financial Reporting”. They were approved for issue by the Company’s Board of Directors on August 8, 2025.

By means of General Resolution No. 622/2013, the CNV provided for the application of Technical Resolution No. 26 of the FACPCE, which adopts the IFRS issued by the IASB, for those entities that are included in the public offering system of Law No. 17,811, as amended, whether on account of their capital or their corporate notes, or have requested authorization to be included in the aforementioned system.

These condensed interim consolidated financial statements include all the necessary information in order for the users to properly understand the relevant facts and transactions that have occurred subsequent to the issuance of the last Consolidated Financial Statements for the year ended December 31, 2024 and until the date of issuance of these condensed interim consolidated financial statements. The Company’s Management estimates that they include all the necessary adjustments to fairly present the results of operations for each period. The results of operations for the six and three-month period ended June 30, 2025 and its comparative period as of June 30, 2024 do not necessarily reflect the Company’s results in proportion to the full fiscal year. Therefore, the condensed interim consolidated financial statements should be read together with the audited Consolidated Financial Statements as of December 31, 2024 prepared under IFRS.

The Company’s condensed interim consolidated financial statements are measured in pesos (the legal currency in Argentina) restated in accordance with that mentioned in this Note, which is also the presentation currency.

Comparative information

The balances as of December 31 and June 30, 2024, as the case may be, disclosed in these condensed interim consolidated financial statements for comparative purposes, arise as a result of restating the annual Consolidated Financial Statements and the Condensed Interim Consolidated Financial Statements as of those dates, respectively, to the purchasing power of the currency at June 30, 2025, as a consequence of the restatement of financial information described hereunder. Furthermore, in addition to the situation reported in Note 1, certain amounts of the financial statements presented in comparative form have been reclassified in order to maintain consistency of presentation with the amounts of the current periods.

Restatement of financial information

The condensed interim consolidated financial statements, including the figures relating to the previous year/period, have been stated in terms of the measuring unit current at June 30, 2025, in accordance with IAS 29 “Financial reporting in hyperinflationary economies”, using the indexes published by the FACPCE. The inflation rate for the period of January 1, 2025 - June 30, 2025 was 15.1%.

Segment information

edenor‘s main activity consists of the provision of electricity distribution and sale services within the concession area. As of June 30, 2025, all the Company’s revenues, expenses, assets and liabilities are associated with a single operating and geographical segment. Accordingly, no additional disaggregation by business segment is presented, as internal management and decision-making are conducted based on a single segment.

The information disclosed in these condensed interim consolidated financial statements is presented in a single segment and refers to the entire Company.

16

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

Note	4 | Accounting policies

The accounting policies adopted for these condensed interim consolidated financial statements are consistent with those used in the Consolidated Financial Statements for the last financial year, which ended on December 31, 2024, except for the following:

Financial assets at fair value

In the valuation of certain financial assets at fair value, specifically equity instruments of entities without a quoted market price, the Company adopted a specific accounting policy in accordance with the requirements of IFRS 9 and IFRS 13, due to the acquisition of minority interests in mining companies (Note 19).

As there is no active market for the acquired shares, fair value was determined using Level 3 valuation techniques, based on unobservable market inputs. In particular, valuation reports prepared by independent experts were used, which take into consideration third-party comparable transactions involving mining properties at similar exploration stages. The methodology applied consisted of a per-hectare multiples approach, adjusted for variables such as project development stage, geographical location, regional geology, and general market conditions. This method reflects the best estimate of fair value at the measurement date, given the nature of the asset and the absence of observable prices.

New accounting standards, amendments and interpretations issued by the IASB that are effective as of June 30, 2025 and have been adopted by the Company

- IAS 21 “The effects of changes in foreign exchange rates”, amended in August 2023. Guidelines are included in order to specify when a currency is interchangeable and how to determine the exchange rate to apply when it is not.

There are no new IFRS or IFRIC applicable as from this period that have a material impact on the Company’s condensed interim Consolidated financial statements.

New accounting standards, amendments and interpretations issued by the IASB that are not yet effective and have not been early adopted by the Company

- IFRS 18 “Presentation and disclosure in financial statements”, issued in April 2024. It includes new requirements for all entities applying IFRS for the presentation and disclosure of information in financial statements. It introduces three defined categories of income and expenses (operating, investing and financing) that modify the structure of the statement of profit or loss, and requires companies to present new defined subtotals, including operating profit or loss, in order to analyze the companies’ financial performance and facilitate comparison between companies. The standard requires companies to disclose explanations of those company-specific measures that are related to the statement of profit or loss, referred to as management-defined performance measures. It provides enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. It requires that companies provide more transparency about operating expenses. The management-defined performance measures, as defined by IFRS 18, consist of measures that are subtotals of income and expenses. IFRS 18 does not require companies to provide management-defined performance measures but does require companies to explain them if they are provided.

IFRS 18 replaces IAS 1 “Presentation of financial statements” but carries forward many requirements from IAS 1 unchanged. IFRS 18 is effective for annual reporting periods beginning as from January 1, 2027, with early adoption permitted. In this regard, the Company is currently assessing the impact of IFRS 18 and estimates that there will be significant changes in the disclosure of the Statement of Comprehensive Income and its related notes.

17

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

- IFRS 19 “Subsidiaries without public accountability: Disclosures”, issued in May 2024. It specifies reduced disclosure requirements that an eligible entity is permitted to apply instead of the disclosure requirements in other IFRS. IFRS 19 is effective for annual reporting periods beginning as from January 1, 2027, with early adoption permitted.

- IFRS for SMEs: It includes amendments to key sections and incorporates a new section on fair value measurement. It aligns definitions and criteria with full IFRS (IFRS 3, 9, 10, 13 and 15), and introduces changes in assets, liabilities, control, revenue and business combinations concepts. It is effective for annual reporting periods beginning as from January 1, 2027, earlier application permitted.

Note	5 | Financial risk management

Note 5.1 | Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a number of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

Additionally, the difficulty in obtaining financing in international or national markets could affect certain variables of the Company’s business, such as interest rates, foreign currency exchange rates and the access to sources of financing.

With regard to the Company’s risk management policies, there have been no significant changes since the last fiscal year-end.

a.	Market risks

i.	Currency risk

As of June 30, 2025 and December 31, 2024, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	06.30.25	12.31.24

ASSETS
CURRENT ASSETS
Other receivables	USD	6.1	1196.000	7,296	1,894
Financial assets at fair value through profit or loss	USD	208.8	1196.000	249,725	338,486
Cash and cash equivalents	USD	2.9	1196.000	3,468	16,581
TOTAL CURRENT ASSETS				260,489	356,961
TOTAL ASSETS				260,489	356,961

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	347.8	1205.000	419,069	408,530
TOTAL NON-CURRENT LIABILITIES				419,069	408,530
CURRENT LIABILITIES
Trade payables	USD	23.9	1205.000	28,800	21,143
	EUR	0.7	1420.213	994	123
	CHF	0.2	1520.006	304	262
Borrowings	USD	5.8	1205.000	6,963	14,364
TOTAL CURRENT LIABILITIES				37,061	35,892
TOTAL LIABILITIES				456,130	444,422

(1)	The exchange rates used are the BNA exchange rates in effect as of June 30, 2025 for United States dollars (USD), Euros (EUR) and Swiss francs (CHF).

18

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

ii.	Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used for carrying out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets and liabilities measured at fair value as of June 30, 2025 and December 31, 2024:

	LEVEL 1	LEVEL 2	LEVEL 3

At June 30, 2025
Assets
Other receivables
Assigned assets and in custody	5,418	-	-
Shares pending inscription	-	-	12,065
Financial assets at fair value through profit or loss:
Negotiable instruments	23,651	-	-
Mutual funds	303,735	-	-
Shares	-	-	17,414
Cash and cash equivalents:
Mutual funds	7,687	-	-
Total assets	340,491	-	29,479

	LEVEL 1	LEVEL 2	LEVEL 3
At December 31, 2024
Assets
Other receivables
Transferred assets and in custody	10,295	-	-
Financial assets at fair value through profit or loss:
Negotiable instruments	131,779	-	-
Mutual funds	286,427	-	-
Cash and cash equivalents
Mutual funds	516	-	-
Total assets	429,017	-	-

Liabilities
Other liabilities:
Payment plan - CAMMESA	-	151,341	-
Total liabilities	-	151,341	-

iii.	Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk is mainly related to its long-term debt obligations.

19

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of June 30, 2025 and December 31, 2024, except for the Class No. 6 Corporate Notes issued by the Company in Argentine pesos, at the private BADLAR floating interest rate plus an annual 7% fixed margin, the bank loans taken with Banco Ciudad, Banco Nación and Banco Provincia banks (Note 25), and the Payment plan with CAMMESA that is disclosed in the Other payables account (Notes 2.b and 24), all the loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

Note	6 | Critical accounting estimates and judgments

The preparation of the condensed interim consolidated financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgment and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim consolidated financial statements.

In the preparation of these condensed interim consolidated financial statements, there were no changes in either the critical judgments made by the Company when applying its accounting policies or the sources of estimation uncertainty used with respect to those applied in the Consolidated Financial Statements for the year ended December 31, 2024.

Note	7 | Contingencies and lawsuits

The provision for contingencies has been recorded to face situations existing at the end of each period that may result in a loss for the Company if one or more future events occurred or failed to occur.

At the date of issuance of these condensed interim consolidated financial statements, there are no significant changes with respect to the situation reported by the Company in the Consolidated Financial Statements as of December 31, 2024, except for the following:

-	ENRE vs EDENOR, Knowledge Process (File No. 16/2020)

In 2021, the ENRE filed a complaint against the Company in connection with the compliance, by the Issuer, with the “Law on Agreement Renegotiation” regarding disputes related to the payment date of certain penalties that were reimbursed to the Company’s users in a timely manner.  The stage for producing evidence has concluded. The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

-	ENRE vs EDENOR, Summary Proceedings in connection with Resolution No. 198/18

The Company is required to comply with certain quality levels that are monitored by the ENRE on a semiannual basis. In the framework of this regulatory system, when those quality levels are not met, the ENRE imposes fines and penalties. All the fines and penalties are paid in due time.

In this particular case, the ENRE imposed an additional penalty on the Company that was not included among those provided for under the original regulatory framework; therefore, the Company filed an appeal to the Supreme Court, arguing that that penalty was imposed based on a number of service quality-related concepts for which the Company had already been penalized, thereby constituting a duplication of concepts.

20

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

These proceedings, which are pending in Federal Court in Fiscal Enforcement Matters No. 5, Clerk’s Office No. 17, refer to the quality of the technical service provided to the Company’s users between March and August 2024.

At the date of these condensed interim consolidated financial statements, the Company and the ENRE have agreed to suspend the proceedings and negotiate the terms of a possible regularization plan.

- Asociación Civil de Protección del Consumidor y del Usuario de la República Argentina (Procurar) – Class action for the protection of a constitutional right (“Acción Colectiva de Amparo”)

The court allowed the Company to extend the effects of the provisional measure until August 12, 2025.

Note	8 | Revenue from sales and energy purchases

We provide below a brief description of the main services provided by the Company:

Sales of electricity

Small demand segment: Residential use and public lighting (T1)	Relates to the highest demand average recorded over 15 consecutive minutes that is less than 10 kilowatts. In turn, this segment is subdivided into different residential categories based on consumption. This segment also includes a subcategory for public lighting. Users are categorized by the Company according to their consumption.
Medium demand segment: Commercial and industrial customers (T2)	Relates to the highest demand average recorded over 15 consecutive minutes that is equal to or greater than 10 Kilowatts but less than 50 Kilowatts. The Company agrees with the user the supply capacity.
Large demand segment (T3)	Relates to the highest demand average recorded over 15 consecutive minutes that is greater than 50 Kilowatts. In turn, this segment is subdivided into categories according to the supply voltage -low, medium or high-, from voltages of up to 1 Kilovolt to voltages greater than 66 Kilovolts.
Other: (Shantytowns/ Wheeling system)	Revenue is recognized to the extent that a renewal of the Framework Agreement has been formalized for the period in which the service was accrued. In the case of the service related to the Wheeling system, revenue is recognized when the Company allows third parties (generators and large users) to access the available transmission capacity within its distribution system upon payment of a wheeling fee.

The KWh price relating to the Company’s sales of electricity is determined by the ENRE by means of the periodic publication of electricity rate schedules (Note 2.a), for those distributors that are regulated by the aforementioned Regulatory Authority, based on the rate setting and adjustment process set forth in the Concession Agreement.

Other services

Right of use of poles	Revenue is recognized to the extent that the rental value of the right of use of the poles used by the Company’s electricity network has been agreed upon for the benefit of third parties.
Connection and reconnection charges	Relate to revenue accrued for the carrying out of the electricity supply connection of new customers or the reconnection of already existing users.

21

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

Energy purchases

Energy purchase	The Company bills its users the cost of its purchases of energy, which includes charges for purchases of energy and power. The Company purchases electric power at seasonal prices approved by the SE. The price of the Company’s electric power reflects the costs of transmission and other regulatory charges.
Energy losses	Energy losses are equivalent to the difference between energy purchased and energy sold. These losses can be classified into technical and non-technical losses. Technical losses represent the energy lost during transmission and distribution within the network as a consequence of the natural heating of the conductors and transformers that carry electricity from power generation plants to users. Non-technical losses represent the remainder of the Company’s energy losses and are mainly due to the illegal use of its services or the theft of energy. Energy losses require that the Company purchase additional energy in order to meet the demand and its Concession Agreement allows it to recover from its users the cost of these purchases up to a loss factor specified in its concession for each rate category. The current loss factor recognized in the tariff by virtue of its concession amounts approximately to 9.1%.

	06.30.25		06.30.24
	GWh	$	GWh	$
Sales of electricity
Small demand segment: Residential use and public lighting (T1)	6,761	849,706	6,754	642,780
Medium demand segment: Commercial and industrial (T2)	768	157,708	767	139,607
Large demand segment (T3)	1,724	256,355	1,763	239,792
Other: (Shantytowns/Wheeling system)	2,362	30,065	2,262	39,468
Subtotal - Sales of electricity	11,615	1,293,834	11,546	1,061,647

Other services
Right of use of poles		5,091		2,940
Connection and reconnection charges		992		793
Subtotal - Other services		6,083		3,733

Total - Revenue		1,299,917		1,065,380

	06.30.25		06.30.24
	GWh	$	GWh	$

Energy purchases (1)	13,748	(776,650)	13,552	(571,418)

(1)	As of June 30, 2025 and 2024, the cost of energy purchases includes technical and non-technical energy losses for 2,113 GWh and 2,006 GWh, respectively.

22

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

Note	9 | Expenses by nature

The detail of expenses by nature is as follows:

Expenses by nature at 06.30.25
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	84,426	10,326	24,774	119,526
Pension plans	2,489	304	730	3,523
Communications expenses	3,983	4,899	229	9,111
Allowance for the impairment of trade and other receivables	-	9,936	-	9,936
Supplies consumption	22,433	-	1,676	24,109
Leases and insurance	1,382	23	4,931	6,336
Security service	16,535	268	523	17,326
Fees and remuneration for services	70,567	30,783	51,485	152,835
Public relations and marketing	-	2,585	-	2,585
Advertising and sponsorship	-	1,332	-	1,332
Reimbursements to personnel	-	-	6	6
Depreciation of property, plant and equipment	65,492	9,759	8,008	83,259
Depreciation of right-of-use asset	373	745	2,607	3,725
Directors and Supervisory Committee members’ fees	-	-	408	408
ENRE penalties	3,015	8,533	-	11,548
Taxes and charges	-	24,944	19,101	44,045
Other	17	3	300	320
At 06.30.25	270,712	104,440	114,778	489,930

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of June 30, 2025 for $ 17,898.

Expenses by nature at 06.30.24
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	92,770	12,150	28,311	133,231
Pension plans	7,876	1,032	2,404	11,312
Communications expenses	3,701	2,601	6	6,308
Allowance for the impairment of trade and other receivables	-	5,479	-	5,479
Supplies consumption	19,578	-	1,826	21,404
Leases and insurance	715	15	2,350	3,080
Security service	6,137	413	447	6,997
Fees and remuneration for services	47,057	22,131	33,663	102,851
Public relations and marketing	-	6,155	-	6,155
Advertising and sponsorship	-	3,171	-	3,171
Reimbursements to personnel	-	-	4	4
Depreciation of property, plant and equipment	66,718	9,945	8,158	84,821
Depreciation of right-of-use asset	538	1,076	3,766	5,380
Directors and Supervisory Committee members’ fees	-	-	225	225
ENRE penalties	14,622	44,870	-	59,492
Taxes and charges	-	13,067	8,335	21,402
Other	10	3	239	252
At 06.30.24	259,722	122,108	89,734	471,564

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of June 30, 2024 for $ 17,850.

23

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

Note	10 | Other operating income (expense), net

	Note	06.30.25	06.30.24
Other operating income
Income from customer surcharges		12,222	13,460
Commissions on municipal taxes collection		1,684	1,577
Fines to suppliers		912	608
Services provided to third parties		2,900	1,856
Recovery of penalties		5,623	-
Income from non-reimbursable customer contributions		881	185
Expense recovery		177	174
Other		146	1,058
Total other operating income		24,545	18,918

Other operating expense
Gratifications for services		(5,785)	(1,321)
Cost for services provided to third parties		(440)	(1,493)
Severance paid		(106)	(153)
Provision for contingencies	30	(14,474)	(11,316)
Disposals of property, plant and equipment		(2,047)	(1,896)
Other		(795)	(48)
Total other operating expense		(23,647)	(16,227)

Note	11 | Net finance costs

	06.30.25	06.30.24
Financial income
Financial interest	171	741

Financial costs
Commercial interest	(89,430)	(185,789)
Borrowings interest	(40,344)	(17,137)
Penalties interest	(27)	(65,951)
Fiscal interest and other	(6,250)	(31)
Bank fees and expenses	(2,294)	(2,814)
Total financial costs	(138,345)	(271,722)

Other financial results
Changes in fair value of financial assets	18,131	72,540
Changes in fair value of financial liabilities	(8,571)	(308,278)
Loss on integration in kind of Corporate Notes	-	(1,612)
Exchange differences	(23,449)	(7,252)
Adjustment to present value of receivables	(2,230)	(3,480)
Other financial costs (*)	(28,558)	(19,510)
Total other financial results	(44,677)	(267,592)
Total net financial costs	(182,851)	(538,573)

(*) As of June 30, 2025 and 2024, $ 28,558 and $ 19,510, respectively, relate to Empresa de Energía del Cono Sur S.A. technical assistance.

24

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

Note	12 | Basic and diluted earnings per share

Basic

The basic earnings per share are calculated by dividing the profit attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of June 30, 2025 and 2024, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings per share coincide with the diluted earnings per share, inasmuch as there exist neither preferred shares nor Corporate Notes convertible into common shares.

	Six months at		Three months at
	06.30.25	06.30.24	06.30.25	06.30.24
Income for the period attributable to the owners of the Company	131,004	188,115	92,934	67,746
Weighted average number of common shares outstanding	875	875	875	875
Basic and diluted income per share – in pesos	149.72	214.99	106.21	77.42

25

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

Note	13 | Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.24
Cost	93,679	848,745	2,150,273	963,841	341,881	1,037,702	39,427	5,475,548
Accumulated depreciation	(28,670)	(359,566)	(993,388)	(459,937)	(178,070)	-	-	(2,019,631)
Net amount	65,009	489,179	1,156,885	503,904	163,811	1,037,702	39,427	3,455,917

Additions	801	18	602	6,653	4,569	150,895	-	163,538
Disposals	-	(3)	(678)	(1,934)	(171)	-	-	(2,786)
Transfers	3,387	25,365	82,744	25,389	(9,969)	(126,916)	-	-
Depreciation for the period	(782)	(15,225)	(35,436)	(18,689)	(13,127)	-	-	(83,259)
Net amount 06.30.25	68,415	499,334	1,204,117	515,323	145,113	1,061,681	39,427	3,533,410

At 06.30.25
Cost	97,867	874,089	2,230,475	992,822	334,684	1,061,681	39,427	5,631,045
Accumulated depreciation	(29,452)	(374,755)	(1,026,358)	(477,499)	(189,571)	-	-	(2,097,635)
Net amount	68,415	499,334	1,204,117	515,323	145,113	1,061,681	39,427	3,533,410

•	During the period ended June 30, 2025, the Company capitalized as direct own costs $ 17,898.

26

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.23
Cost	91,902	827,638	2,078,163	921,878	293,619	815,523	15,064	5,043,787
Accumulated depreciation	(26,272)	(330,862)	(922,600)	(419,932)	(153,510)	-	-	(1,853,176)
Net amount	65,630	496,776	1,155,563	501,946	140,109	815,523	15,064	3,190,611

Additions	452	5	863	6,009	9,020	173,284	-	189,633
Disposals	-	(1)	(1,785)	(194)	(84)	-	-	(2,064)
Transfers	544	8,701	27,743	10,626	1,330	(64,103)	15,159	-
Depreciation for the period	(1,255)	(16,028)	(37,116)	(19,310)	(11,112)	-	-	(84,821)
Net amount 06.30.24	65,371	489,453	1,145,268	499,077	139,263	924,704	30,223	3,293,359

At 06.30.24
Cost	92,898	836,341	2,101,311	938,234	303,630	924,704	30,223	5,227,341
Accumulated depreciation	(27,527)	(346,888)	(956,043)	(439,157)	(164,367)	-	-	(1,933,982)
Net amount	65,371	489,453	1,145,268	499,077	139,263	924,704	30,223	3,293,359

•	During the period ended June 30, 2024, the Company capitalized as direct own costs $ 17,850.

27

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

Note	14 | Right-of-use assets

The leases recognized as right-of-use assets in accordance with IFRS 16 are disclosed below:

	06.30.25	12.31.24
Right-of-use assets under leases	10,564	12,029

The development of right-of-use assets is as follows:

	06.30.25	06.30.24
Balance at beginning of the year	12,029	8,873
Additions	2,260	4,563
Depreciation for the period	(3,725)	(5,380)
Balance at end of the period	10,564	8,056

Note	15 | Inventories

	06.30.25	12.31.24

Supplies and spare-parts	190,259	172,383

Note	16 | Other receivables

	Note	06.30.25	12.31.24
Non-current:
Shares pending inscription (1)		12,065	-
Related parties	31.c	526	141

Total non-current		12,591	141

Current:
Assigned assets and in custody (2)		5,418	10,295
Judicial deposits		2,117	1,690
Security deposits		683	585
Prepaid expenses		2,366	4,419
Advances to suppliers		6,136	5,385
Tax credits		1,232	14,985
Debtors for complementary activities		28,616	27,886
Other		530	25
Allowance for the impairment of other receivables		(1,819)	(59)

Total current		45,279	65,211

(1)	Relates to the shares acquired by the Company, whose registration in the issuer’s Shareholder Register is pending, as detailed in Note 19.
(2)	As of June 30, 2025 and December 31, 2024, relate to Securities issued by private companies for NV 5,000,000 and NV 8,000,000, respectively, assigned to Global Valores S.A. The Company retains the risks and rewards of the aforementioned assets and may make use of them at any time, at its own request.

The value of the Company’s other financial receivables approximates their fair value.

The non-current other receivables are measured at amortized cost, which does not differ significantly from their fair value.

28

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

The roll forward of the allowance for the impairment of other receivables is as follows:

	06.30.25	06.30.24
Balance at beginning of the year	59	148
Increase	1,797	252
Result from exposure to inflation	(37)	(103)
Balance at end of the period	1,819	297

Note	17 | Trade receivables

	06.30.25	12.31.24
Current:
Sales of electricity – Billed	207,584	188,905
Receivables in litigation	997	525
Allowance for the impairment of trade receivables	(16,604)	(13,081)
Subtotal	191,977	176,349

Sales of electricity – Unbilled	267,916	237,272
PBA & CABA government credit	7,364	3,451
Fee payable for the expansion of the transportation and others	2	2
Total current	467,259	417,074

The value of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	06.30.25	06.30.24
Balance at beginning of the year	13,081	15,643
Increase	8,139	5,227
Decrease	(2,620)	(2,001)
Result from exposure to inflation	(1,996)	(6,645)
Balance at end of the period	16,604	12,224

Note	18 | Financial assets at amortized cost

	06.30.25	12.31.24

Negotiable instruments	854	11,739

Note	19 | Financial assets at fair value through profit or loss

	06.30.25	12.31.24
Non-current
Shares	17,414	-

Current
Negotiable instruments	23,651	131,779
Mutual funds	303,735	286,427
Total current	327,386	418,206

29

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

On June 30, 2025, the Company acquired a minority interest in the share capital of two companies engaged in the development of mining projects aimed at the exploration of critical minerals, such as lithium and copper, at an early or pre-exploration stage, in the province of Catamarca, whose adjacent areas show high prospectivity, for $ 28,999. Those acquisitions represent 15% and 40% of those companies’ share capital, with political rights in the latter case being limited to 11.8%. The Company recognized these investments at their fair value in accordance with IFRS 9.

The fair value of the shares as of June 30, 2025 amounts to $ 29,479 and has been determined on the basis of valuation reports prepared by independent experts, which take into consideration third-party comparable transactions involving realty at similar exploration stages. Due to the fact that there is no active market for the shares, a per-hectare multiples approach was used, adjusted by geological features, location and market conditions. The applicable fair value category is Level 3.

As of June 30, 2025, one of the acquired interests was pending registration in the issuer’s Shareholder Register; therefore, it is disclosed in the Other Receivables account of the Statement of Financial Position for $ 12,065 (Note 16).

Note	20 | Cash and cash equivalents

	06.30.25	12.31.24	06.30.24
Cash and banks	45,768	23,229	1,613
Time deposits	5,782	3,785	-
Mutual funds	7,687	516	526
Total cash and cash equivalents	59,237	27,530	2,139

The reconciliation of the balances of cash and cash equivalents that are disclosed in the Statement of Cash Flows in accordance with the provisions of IAS 7 is as follows:

	06.30.25	12.31.24	06.30.24
Balances as above	59,237	27,530	2,139
Bank overdrafts (Note 25)	(59,062)	(63,844)	(36,971)
Balances per statement of cash flows	175	(36,314)	(34,832)

Note	21 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total
Balance at December 31, 2024	873,838	11,818	885,656
Payment of Other reserve constitution - Share-based compensation plan	-	70	70
Balance at December 31, 2024 and at June 30, 2025	873,838	11,888	885,726

As of June 30, 2025, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share, 442,566,330 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share, and 1,596,659 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Note	22 | Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and by the negative covenants established by the Corporate Notes program.

30

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

If the Company’s Debt Ratio were higher than 3.75, the negative covenants set out in the Corporate Notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, would apply.

Additionally, in accordance with Title IV, Chapter III, section 3.11.c of the CNV, the amounts subject to distribution will be restricted to the amount equivalent to the acquisition cost of the Company’s own shares.

Note	23 | Trade payables

	Note	06.30.25	12.31.24
Non-current
Customer guarantees		3,513	2,970
Customer contributions		245	275
Total non-current		3,758	3,245

Current
Payables for purchase of electricity - CAMMESA (1)		310,729	534,562
Provision for unbilled electricity purchases - CAMMESA		182,621	152,954
Suppliers		149,210	171,039
Related parties	31.c	9,759	11,051
Advance to customer		3,667	3,626
Customer contributions		37	45
Discounts to customers		-	45
Total current		656,023	873,322

(1) As of June 30, 2025 and December 31, 2024, includes $ 143,251 and $ 61,273 relating to post-dated checks issued by the Company in favor of CAMMESA, respectively.

The value of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note	24 | Other payables

	Note	06.30.25	12.31.24
Non-current
Payment plan - CAMMESA	2.b	357,615	208,318
ENRE penalties and discounts		3,153	1,918
Financial Lease Liability(1)		4,727	5,766
Total Non-current		365,495	216,002

Current
Payment plan - CAMMESA	2.b	38,420	55,345
ENRE penalties and discounts		58,048	69,586
Shares payable	19	28,999	-
Related parties	31.c	137	237
Advances for works to be performed		13	15
Financial Lease Liability (1)		4,113	4,462
Other		94	8
Total Current		129,824	129,653

31

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

As of December 31, 2024, the fair value of the payment plan with CAMMESA -whose terms the parties agreed to modify on May 21, 2025 changing from kWh to Argentine pesos the measuring unit in which the installments were denominated, and which was previously adjusted in accordance with the development of the MWh value (Note 2.b)-, amounted to $ 151,341. That value has been determined on the basis of the MWh monomic price published by CAMMESA at the end of that period. The applicable fair value category is Level 2.

The value of the rest of the financial liabilities included in the Company’s other payables approximates their fair value.

(1)	The development of the finance lease liability is as follows:

	06.30.25	06.30.24
Balance at beginning of the year	10,228	7,299
Increase	2,197	3,152
Payments	(6,102)	(6,900)
Exchange difference	1,745	1,331
Interest	2,113	2,977
Result from exposure to inlfation	(1,341)	(3,240)
Balance at end of the period	8,840	4,619

Note	25 | Borrowings

	06.30.25	12.31.24
Non-current
Corporate notes (1)	419,069	408,530

Current
Corporate notes (1)	16,656	57,013
Interest from corporate notes	8,017	8,662
Bank overdrafts (2)	59,062	63,844
Financial loans (3)	42,955	-
Total current	126,690	129,519

(1)	Net of debt issuance, repurchase and redemption expenses.

(2)	The Company’s overdrafts are as follow:

		in ARS
Bank	Anual rate	Bank overdraft at 06/30/2025	Bank overdraft at 12/31/2024
Macro	36%	29,998	11,454
Credicoop	35%	9,961	5,778
Supervielle	38%	11,114	6,514
CMF	35%	7,989	-
ICBC	-	-	24,557
Provincia	-	-	11,513
Mariva	-	-	4,028
Total		59,062	63,844

(3)	90-day maturity bank loans taken with Banco Provincia and Banco Ciudad banks for $ 10,000 and $ 7,500, respectively; and 180-day maturity bank loans taken with Banco Nación and Banco Credicoop banks for $ 20,000 and $ 5,000, respectively, plus interest.

32

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

The fair values of the Company’s Corporate Notes as of June 30, 2025 and December 31, 2024 amount approximately to $ 469,082 and $ 517,574 respectively. Those values have been determined on the basis of the estimated market price of the Corporate Notes at the end of the period/year. The applicable fair value category is Level 1.

On March 7, 2025, the Company fully canceled its Class No. 4 Corporate Notes, for a total of $ 25,865.

Furthermore, on May 12, 2025, the Company fully canceled its Class No. 1 Corporate Notes, for a total of USD 8,218,667.

Additionally, on June 30, 2025, credit rating agency S&P raised its global scale rating from CCC+ to B-, with a stable outlook.

Moreover, in July 2025, credit rating agency S&P raised both the Company’s institutional rating and its Global Corporate Notes Program’s rating on the national scale from raBB+ to raBBB, with a stable outlook. At the same time, Moody’s raised its long-term global scale rating from Caa1 to B3, changing the outlook from stable to positive.

Finally, on August 1, 2025, the Company approved the terms of issue of Class No. 8 and Class No. 9 Corporate Notes, due in 2026, denominated in US dollars and Argentine pesos, respectively, to be issued jointly for a nominal value of up to USD 50,000,000, which may be extended to USD 120,000,000, in the framework of the Global Program for the Issuance of Simple Corporate Notes, in accordance with the provisions of the Prospectus Supplement dated August 1, 2025.

On August 7, 2025, the Company issued Class No. 8 and Class No. 9 Corporate Notes, for a nominal value of USD 80,000,000 and $ 20,000, respectively.

The Company is subject to covenants that limit its ability to incur indebtedness pursuant to the terms and conditions of Classes Nos. 3, 5, 6 and 7 Corporate Notes, which indicate that the Company may not incur new Indebtedness, except for certain Permitted Indebtedness or when the Debt ratio is not greater than 3.75 or less than zero and the Interest Expense Coverage ratio is less than 2. As of June 30, 2025, the values of the aforementioned ratios meet the established parameters.

Based on the above, the Company’s Corporate Note debt structure is comprised of as follows:

		in USD					in millions of $
Corporate Notes	Class	Financial debt at 12/31/2024	Exchange	Issue	Payment	Financial debt at 06/30/2025	Financial debt at 12/31/2024	Financial debt at 06/30/2025
Floating rate - Maturity 2025 (*)	4	24,301,486	-	-	(24,301,486)	-	29,445	-
Fixed rate - Maturity 2025	1	8,218,667	-	-	(8,218,667)	-	9,866	-
Floating rate - Maturity 2025 (*)	6	16,776,504	-	-	-	16,776,504	19,784	17,710
Fixed rate - Maturity 2026	3	95,762,688	-	-	-	95,762,688	113,022	115,095
Fixed rate - Maturity 2028	5	81,920,187	-	-	-	81,920,187	94,610	96,655
Fixed rate - Maturity 2028/29/30	7	179,947,186	-	-	-	179,947,186	207,478	214,282
Total		406,926,718	-	-	(32,520,153)	374,406,565	474,205	443,742

		in USD					in millions of $
Corporate Notes	Class	Financial debt at 12/31/2023	Exchange	Issue	Payment	Financial debt at 12/31/2024	Financial debt at 12/31/2023	Financial debt at 12/31/2024
Fixed rate - Maturity 2024	2	60,945,000	(39,700,207)	-	(21,244,793)	-	124,955	-
Floating rate - Maturity 2025 (*)	4	-	-	24,301,486	-	24,301,486	-	29,445
Fixed rate - Maturity 2025	1	55,244,538	(47,025,871)	-	-	8,218,667	112,460	9,866
Floating rate - Maturity 2025 (*)	6	-	-	16,776,504	-	16,776,504	-	19,784
Fixed rate - Maturity 2026	3	-	34,157,571	61,605,117	-	95,762,688	-	113,022
Fixed rate - Maturity 2028	5	-	6,881,682	75,038,505	-	81,920,187	-	94,610
Fixed rate - Maturity 2028/29/30	7	-	48,789,286	131,157,900	-	179,947,186	-	207,478
Total		116,189,538	3,102,461	308,879,512	(21,244,793)	406,926,718	237,415	474,205

(*) Issuance in ARS, translated into USD at the exchange rate detailed in Note 5.

33

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

The maturities of the Company’s borrowings and their exposure to interest rates are as follow:

	06.30.25	12.31.24
Fixed rate
Less than 1 year	66,025	80,290
From 1 to 2 years	108,132	113,022
From 2 to 5 years	310,937	295,508
Total fixed rate	485,094	488,820
Floating rate
Less than 1 year	60,665	49,229
Total floating rate	60,665	49,229

The Company’s borrowings are denominated in the following currencies:

	06.30.25	12.31.24
Argentine peso	119,727	115,155
US dollars	426,032	422,894
Total borrowings	545,759	538,049

Note	26 | Deferred revenue

	06.30.25	12.31.24
Non-current
Nonrefundable customer contributions	30,188	25,782
Investment plan - Agreement on the Regularization of Obligations (1)	93,691	98,673
Total non-current	123,879	124,455

Current
Nonrefundable customer contributions	641	119

(1)	As of June 30, 2025 and December 31, 2024, includes $ 81,935 and $ 87,019 relating to the investment plan of the Agreement on the Regularization of Payment Obligations entered into in May 2019, and $ 11,756 and $ 11,654 relating to the investment plan of the Agreement on the Regularization of Payment Obligations entered into in December 2022, respectively.

Note	27 | Salaries and social security taxes payable

	06.30.25	12.31.24
Non-current
Seniority-based bonus	9,170	7,166

Current
Salaries payable and provisions	26,878	49,747
Social security payable	18,371	21,177
Early retirements payable	1,291	332
Total current	46,540	71,256

The value of the Company’s salaries and social security taxes payable approximates their fair value.

34

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

Note	28 | Income tax and deferred tax

The breakdown of income tax, determined in accordance with the provisions of IAS 12, is as follows:

	06.30.25	06.30.24
Deferred tax	50,971	154,562
Current tax	(85,102)	-
Difference between provision and tax return	1,145	3,081
Income tax (expense) benefit	(32,986)	157,643

The detail of the income tax (expense) benefit for the period includes two effects: (i) the current tax for the period payable in accordance with the tax legislation applicable to the Company; and (ii) the effect of applying the deferred tax method on the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes.

The breakdown of deferred tax assets and liabilities is as follows:

	06.30.25	12.31.24
Deferred tax assets
Tax loss carry forward	-	16,919
Trade receivables and other receivables	7,426	5,307
Trade payables and other payables	6,465	-
Salaries and social security payable and Benefit plans	9,178	7,934
Tax liabilities	338	222
Provisions	14,547	11,961
Deferred tax asset	37,954	42,343

Deferred tax liabilities
Property, plant and equipment	(702,920)	(721,966)
Financial assets at fair value through profit or loss	(48,508)	(38,668)
Trade payables and other payables	-	(18,159)
Borrowings	(4,708)	(6,083)
Adjustment effect on tax inflation	(21,326)	(49,091)
Deferred tax liability	(777,462)	(833,967)

Net deferred tax liability	(739,508)	(791,624)

Based on the guidelines provided for in IFRIC 23 “Uncertainty over income tax treatments”, the Company has restated for inflation the cumulative tax losses and fixed assets depreciation, using the wholesale price index, general level (IPIM) and the consumer price index, general level (IPC), respectively. This criterion has been adopted taking into consideration that the effective income tax rate shows a confiscatory result, in line with the Supreme Court of Justice of Argentina’s decision rendered in the case entitled “Telefónica de Argentina SA and Others vs/EN-AFIP-DGI, General Tax Bureau” on October 25, 2022.

The reconciliation between the income tax (expense) benefit recognized in profit or loss and the amount that would result from applying the applicable tax rate to the accounting income before taxes, is as follows:

35

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

	06.30.25	06.30.24
Income for the period before taxes	163,990	30,472
Applicable tax rate	35%	35%
Result for the period at the tax rate	(57,397)	(10,665)
Gain on net monetary position	64,026	213,370
Adjustment effect on tax inflation	(40,441)	(48,140)
Non-taxable income	(319)	(3)
Difference between provision and tax return	1,145	3,081
Income tax (expense) benefit	(32,986)	157,643

The income tax payable, net of withholdings is as follows:

	06.30.25	12.31.24
Current
Tax payable	85,102	-
Tax withholdings	(15,711)	-
Total current	69,391	-

Note	29 | Tax liabilities

	06.30.25	12.31.24
Non-current
Current
Provincial, municipal and federal contributions and taxes	20,046	12,105
VAT payable	13,423	11,301
Tax withholdings	9,188	11,845
SUSS withholdings	339	597
Municipal taxes	5,666	3,613
Total current	48,662	39,461

Note	30 | Provisions

Included in non-current liabilities
	For contingencies
	06.30.25	06.30.24
Balance at the beggining of the year	24,748	24,715
Increases	1,884	5,567
Result from exposure to inflation for the period	(3,470)	(11,463)
Balance at the end of the period	23,162	18,819

Included in current liabilities

	For contingencies
	06.30.25	06.30.24
Balance at the beggining of the year	9,315	7,191
Increases	12,590	7,771
Decreases	(2,205)	(2,024)
Result from exposure to inflation for the period	(1,399)	(3,388)
Balance at the end of the period	18,301	9,550

36

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

Note	31 | Related-party transactions

The following transactions were carried out with related parties:

a.	Expense

Company	Concept	06.30.25	06.30.24

EDELCOS S.A.	Technical advisory services on financial matters	(28,558)	(19,510)
SACME	Operation and oversight of the electric power transmission system	(1,373)	(979)
Andina PLC	Financial interest	-	(127)
Quantum Finanzas S.A.	Legal fees	(652)	(1,280)
Grieco Maria Teresa	Legal fees	-	(3)
		(30,583)	(21,899)

b.	Key Management personnel’s remuneration

	06.30.25	06.30.24

Salaries	13,790	9,637

The balances with related parties are as follow:

c.	Receivables and payables

	06.30.25	12.31.24
Other receivables - Non current
SACME	526	141

Trade payables
EDELCOS	(9,759)	(11,051)

Other payables
SACME	(137)	(237)

Note	32 | Shareholders’ Meeting

The Company’s Annual General Meeting held on April 28, 2025 resolved, among other issues, the following:

-	To approve the Company’s Annual Report and Financial Statements as of December 31, 2024.
-	To allocate the $ 272,128 profit for the year ended December 31, 2024 (which at the purchasing power of the currency at June 30, 2025 amounts to $ 313,211) as follows: $ 18,040 to the absorption of Accumulated losses, $ 13,606 to the setting up of the Statutory Reserve, and $ 240,482 to the setting up of the Discretionary Reserve (which at the purchasing power of the currency at June 30, 2025 amount to $ 20,767, $ 15,661 and $ 276,783, respectively), in accordance with the terms of section 70, 3rd paragraph, of Business Organizations Law No. 19,550.
-	To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations.
-	To appoint Directors, Supervisory Committee members and the external auditors for the current fiscal year.

37

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES

Note	33 | Events after the reporting period

The following are the events that occurred subsequent to June 30, 2025:

-	Amendment to the values of the Company’s electricity rate schedules – ENRE Resolution No. 568/2025, Note 2.a.
-	Reforms of a deregulatory nature of Laws Nos. 15,336 and 24,065, Note 2.a.
-	Setting-up of the National Gas and Electricity Regulatory Authority (ENRGE), Note 2.a.
-	Upgrading of the Company’s credit rating, Note 25.
-	Issuance of new Class No. 8 and Class No. 9 Corporate Notes, Note 25.

DANIEL MARX
Chairman

38

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: August 8, 2025